[Translation]


Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                          Report on Amendment No. 7

Based on:                                     Article 27-25, Paragraph 1 of the Securities and Exchange
                                              Law

Filed with:                                   Director of Tokai Local Finance Bureau

Name (3):                                     Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office (3):       1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):         March 9, 2005

Filing Date:                                  March 16, 2005

Total Number of Submitter and Joint Holders   3
(persons):

Submitting Method (5):                        Jointly


I.   Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
   Name of Issuing Company           Toyota Motor Corporation
--------------------------------------------------------------------------------
   Company Code                      7203
--------------------------------------------------------------------------------
   Listed / Over-the-counter         Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)     Tokyo, Nagoya, Osaka, Fukuoka, Sapporo
--------------------------------------------------------------------------------
   Location of Head Office           1 Toyota-cho, Toyota City, Aichi Prefecture
--------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                              Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head       1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual

------------------------------------------------------------------------------------------------------------
   Date of Birth
------------------------------------------------------------------------------------------------------------
   Occupation
------------------------------------------------------------------------------------------------------------
   Name of Company
------------------------------------------------------------------------------------------------------------
   Address of Company
------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
------------------------------------------------------------------------------------------------------------
   Date of Incorporation             August 27, 1937
------------------------------------------------------------------------------------------------------------
   Name of Representative            Fujio Cho
------------------------------------------------------------------------------------------------------------
   Title of Representative           President
------------------------------------------------------------------------------------------------------------
   Business Purposes                 Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of      Yuji Maki, General Manager of Financial Reporting Department,
   Person in Charge                  Accounting Division
------------------------------------------------------------------------------------------------------------
   Telephone Number                  0565-28-2121
------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
------------------------------------------------------------------------------------------------------------
   In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

------------------------------------------------------------------------------------------------------------
                                     Main Text of Article        Article 27-23,           Article 27-23,
                                      27-23, Paragraph 3      Paragraph 3, Item 1      Paragraph 3, Item 2
------------------------------------------------------------------------------------------------------------
  Shares (shares)                             341,947,341                      --                       --
------------------------------------------------------------------------------------------------------------
  Warrants (shares)                  A                400                      --      G
------------------------------------------------------------------------------------------------------------
  Certificate of Stock               B                                         --      H
  Acquisition Rights (shares)
------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition       C                                         --      I
  Rights (shares)
------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to       D                                                 J
  Subject Securities
------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
------------------------------------------------------------------------------------------------------------
  Other Related Depositary           E                                                 K
  Receipts
------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject        F                                                 L
  Securities
------------------------------------------------------------------------------------------------------------
           Total (shares)            M        341,947,741     N                --      O                --
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which      P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held        Q        341,947,741
  (Total) (M+N+O-P)
------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted      R                400
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares      S      3,609,997,492
  (shares) (as of February 28,
  2005)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         9.47
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         8.29
  Held Stated in the Preceding
  Report (%)
------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
------------------------------------------------------------------------------------------------------------
   January 31,        Shares of common stock         24,000                Disposal              JPY 3,272
      2005
------------------------------------------------------------------------------------------------------------
   January 31,        Shares of common stock         9,792               Acquisition             JPY 4,129
      2005
------------------------------------------------------------------------------------------------------------
   February 28,       Shares of common stock         6,764               Acquisition             JPY 4,088
      2005
------------------------------------------------------------------------------------------------------------
   February 28,       Shares of common stock         28,000                Disposal              JPY 3,272
      2005
------------------------------------------------------------------------------------------------------------
  March 9, 2005       Shares of common stock       14,056,500            Acquisition             JPY 4,110
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)               1,130,609,524
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                          --
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)                 --
--------------------------------------------------------------------------------
   Breakdown of Above (V)                                      --
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition              1,130,609,524
   (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                       Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not Applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

------------------------------------------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
------------------------------------------------------------------------------------------------------------
   Name                              Toyota Auto Body Co., Ltd.
------------------------------------------------------------------------------------------------------------
   Address or Location of Head       100, Kaneyama, Ichirisato-cho, Kariya City, Aichi Prefecture
   Office
------------------------------------------------------------------------------------------------------------
   Former Name
------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
------------------------------------------------------------------------------------------------------------

       [2] Individual
------------------------------------------------------------------------------------------------------------
   Date of Birth
------------------------------------------------------------------------------------------------------------
   Occupation
------------------------------------------------------------------------------------------------------------
   Name of Company
------------------------------------------------------------------------------------------------------------
   Address of Company
------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
------------------------------------------------------------------------------------------------------------
   Date of Incorporation             August 31, 1945
------------------------------------------------------------------------------------------------------------
   Name of Representative            Risuke Kubochi
------------------------------------------------------------------------------------------------------------
   Title of Representative           President
------------------------------------------------------------------------------------------------------------
   Business Purposes                 Manufacture and sale of auto bodies
------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of      Shinobu Ichikawa, Director
   Person in Charge
------------------------------------------------------------------------------------------------------------
   Telephone Number                  0566-36-2121
------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

------------------------------------------------------------------------------------------------------------
                                     Main Text of Article        Article 27-23,           Article 27-23,
                                      27-23, Paragraph 3      Paragraph 3, Item 1      Paragraph 3, Item 2
------------------------------------------------------------------------------------------------------------
  Shares (shares)                                      --                      --                5,328,000
------------------------------------------------------------------------------------------------------------
  Warrants (shares)                  A                                         --      G
------------------------------------------------------------------------------------------------------------
  Certificate of Stock               B                                         --      H
  Acquisition Rights (shares)
------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition       C                                         --      I
  Rights (shares)
------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to       D                                                 J
  Subject Securities
------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
------------------------------------------------------------------------------------------------------------
  Other Related Depositary           E                                                 K
  Receipts
------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject        F                                                 L
  Securities
------------------------------------------------------------------------------------------------------------
           Total (shares)            M                 --     N                --      O         5,328,000
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which      P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held        Q          5,328,000
  (Total) (M+N+O-P)
------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted      R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares      S      3,609,997,492
  (shares) (as of February 28,
  2005)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         0.15
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         0.15
  Held Stated in the Preceding
  Report (%)
------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
------------------------------------------------------------------------------------------------------------
                          Not Applicable
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)               1,176,102
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                 --
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)        --
--------------------------------------------------------------------------------
   Breakdown of Above (V)                             --
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition              1,176,102
   (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

-------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                       Borrowing   (JPY 1,000)
-------------------------------------------------------------------------------------------------------------
    1       Not Applicable.
-------------------------------------------------------------------------------------------------------------
    2
-------------------------------------------------------------------------------------------------------------
    3
-------------------------------------------------------------------------------------------------------------
    4
-------------------------------------------------------------------------------------------------------------
    5
-------------------------------------------------------------------------------------------------------------
    6
-------------------------------------------------------------------------------------------------------------
    7
-------------------------------------------------------------------------------------------------------------
    8
-------------------------------------------------------------------------------------------------------------
    9
-------------------------------------------------------------------------------------------------------------
    10
-------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------
   Name                              Kanto Auto Works Ltd.
----------------------------------------------------------------------------------------------------------
   Address or Location of Head       Tauraminato-cho, Yokosuka City, Kanagawa Prefecture
   Office
----------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------
   Date of Incorporation             July 22, 1942
----------------------------------------------------------------------------------------------------------
   Name of Representative            Zenji Yasuda
----------------------------------------------------------------------------------------------------------
   Title of Representative           President
----------------------------------------------------------------------------------------------------------
   Business Purposes                 Manufacture, sale and repair of
                                     motor vehicles and other transportation
                                     machinery apparatus, and parts thereof,
                                     etc.
----------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------
   Place to Contact and Name of      Yosuke Uematsu, General Manager of Accounting and Legal Affairs
   Person in Charge                  Division
----------------------------------------------------------------------------------------------------------
   Telephone Number                  046-862-2681
----------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

------------------------------------------------------------------------------------------------------------
                                     Main Text of Article        Article 27-23,           Article 27-23,
                                      27-23, Paragraph 3      Paragraph 3, Item 1      Paragraph 3, Item 2
------------------------------------------------------------------------------------------------------------
  Shares (shares)                                      --                      --                 2,814,000
------------------------------------------------------------------------------------------------------------
  Warrants (shares)                  A                                         --      G
------------------------------------------------------------------------------------------------------------
  Certificate of Stock               B                                         --      H
  Acquisition Rights (shares)
------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition       C                                         --      I
  Rights (shares)
------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to       D                                                 J
  Subject Securities
------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
------------------------------------------------------------------------------------------------------------
  Other Related Depositary           E                                                 K
  Receipts
------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject        F                                                 L
  Securities
------------------------------------------------------------------------------------------------------------
           Total (shares)            M                 --     N                --      O          2,814,000
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which      P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held        Q          2,814,000
  (Total) (M+N+O-P)
------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted      R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares      S      3,609,997,492
  (shares) (as of February 28,
  2005)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         0.08
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         0.08
  Held Stated in the Preceding
  Report (%)
------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
------------------------------------------------------------------------------------------------------------
                          Not Applicable
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)                2,102,568
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                 --
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)        --
--------------------------------------------------------------------------------
   Breakdown of Above (V)                             --
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition              2,102,568
   (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                       Borrowing   (JPY 1,000)
------------------------------------------------------------------------------------------------------------
    1       Not Applicable.
------------------------------------------------------------------------------------------------------------
    2
------------------------------------------------------------------------------------------------------------
    3
------------------------------------------------------------------------------------------------------------
    4
------------------------------------------------------------------------------------------------------------
    5
------------------------------------------------------------------------------------------------------------
    6
------------------------------------------------------------------------------------------------------------
    7
------------------------------------------------------------------------------------------------------------
    8
------------------------------------------------------------------------------------------------------------
    9
------------------------------------------------------------------------------------------------------------
    10
------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Toyota Auto Body Co., Ltd.
      Kanto Auto Works Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

-----------------------------------------------------------------------------------------------------------
                                     Main Text of Article      Article 27-23,            Article 27-23,
                                      27-23, Paragraph 3      Paragraph 3, Item 1      Paragraph 3, Item 2
------------------------------------------------------------------------------------------------------------
   Shares (shares)                            341,947,341                                        8,142,000
------------------------------------------------------------------------------------------------------------
   Warrants (shares)                 A                400                      --      G
------------------------------------------------------------------------------------------------------------
   Certificate of Stock Acquisition  B                                         --      H
   Rights (shares)
------------------------------------------------------------------------------------------------------------
   Bonds with Stock Acquisition      C                                         --      I
   Rights (shares)
------------------------------------------------------------------------------------------------------------
   Covered Warrants relating to      D                                                 J
   Subject Securities
------------------------------------------------------------------------------------------------------------
   Depositary Receipts
   Representing Ownership Interest
   in Shares
------------------------------------------------------------------------------------------------------------
   Other Related Depositary          E                                                 K
   Receipts
------------------------------------------------------------------------------------------------------------
   Bonds Redeemable by Subject       F                                                 L
   Securities
------------------------------------------------------------------------------------------------------------
             Total (shares)          M        341,947,741     N                        O         8,142,000
------------------------------------------------------------------------------------------------------------
   Number of Shares, Etc., which     P                 --
   were Transferred through a
   Margin Transaction and which
   are to be Deducted
------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held        Q        350,089,741
  (Total) (M+N+O-P)
------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted      R                400
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
   Total Number of Issued Shares     S      3,609,997,492
   (shares) (as of February 28,
   2005)
----------------------------------------------------------------------------------------------------------------
   Percentage of Shares, Etc. Held                   9.70
   by the Above-stated Submitter
   (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
   Percentage of Shares, Etc. Held                   8.51
   Stated in the Preceding Report
   (%)
----------------------------------------------------------------------------------------------------------------